

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Zohar Loshitzer
President
Presbia Ireland, Limited
8845 Irvine Center Drive, Suite 100
Irvine, CA 92618

> **Re:** **Presbia Ireland, Limited**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 24, 2014**
> **CIK No. 1591096**

Dear Mr. Loshitzer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cash and Capitalization, page 60

1.  We note the changes made in response to prior comment 10. Please revise to remove cash from your capitalization table since cash and cash equivalents are not part of your capitalization. As an alternative, you may disclose the amount of your cash and cash equivalents in the text before the table.

Presbyopia Market, page 83

2.  We will continue to evaluate your response to prior comment 16 after you provide us with the information cited in your response.

Our Technology, page 87

3.  Please revise to disclose the information contained in your response to prior comment 19.

Transactions with Orchard Capital…, page 128

4.      Please revise to disclose the material terms of the Services Agreement, which you have filed as Exhibit 10.11.

Passive Foreign Investment Company Status and Related Tax Consequences, page 173

5.      We note that your response to prior comment 30 does not disclose whether you or your subsidiaries were a passive foreign investment company during the last taxable year.  As the disclosure in the first paragraph on page 176 indicates that your prior years' PFIC status may apply to subsequent years, please disclose here and on page 4 whether you were a PFIC in 2013 or in any prior tax year.

Index to Financial Statements, page F-1

6.      We note your response to prior comment 32.  Please confirm our understanding from our call of February 6, 2014, that you intend to include financial statements of Presbia PLC as of and for the years ended December 31, 2013 and 2012, respectively, as well as for the period from June 29, 2007 (inception) to December 31, 2013 in a subsequent pre-effective amendment, and that those audited financial statements will also include earnings per share data based on the shares that will be issued to the parent in the restructuring.

Unaudited Interim Condensed Financial Statements, page F-25

7.      We note that you include a column for a pro forma balance sheet on page F-25 and pro forma earnings per share on page F-26.  We note that the pro forma adjustments reflected do not result in a material reduction of permanent equity and that the parent debt accrues interest after the balance sheet date.  Please explain to us why you included these pro forma disclosures on the face of the interim financial statements.  Discuss your consideration of the pro forma preparation requirements of Item 11-02 of Regulation S-X.  Please note that under Item 11-02(b)(1), where a limited number of pro forma adjustments are required and those adjustments are easily understood, you may present a narrative description of the pro forma effects of the transaction in lieu of the pro forma financial statements.

8.      Please explain to us if you intend to include a pro forma statement of operations related to the aforementioned transactions that will reflect adjustments to interest expense resulting from the debt that will convert to equity upon the planned Presbia PLC restructuring and that will include pro forma earnings per share.

9.      Further, please ensure that any pro forma presentation clearly explains the nature of any pro forma adjustments and any assumptions involved.

Note 7.  Operating Segments and Geographic Information, page F-33

10.     We note your response to prior comments 39 and 42.  Please similarly revise your note in the interim financial statements.  Refer to FASB ASC 280-10-50-42 and FASB ASC 280-10-50-41.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                        Sincerely,

                                         /s/ Mary Beth Breslin for

                                        Amanda Ravitz
                                        Assistant Director


cc (via email): Peter H. Ehrenberg, Esq. – Lowenstein Sandler LLP